

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

December 23, 2008

George E. Harris
President and Chief Financial Officer
China Wi-Max Communications, Inc.
1905 Sherman Street, Suite 335
Denver, Colorado 80203

       RE: China Wi-Max Communications, Inc.
          Amendment No. 3 to Registration Statement on Form 10
          Filed on November 26, 2008

Dear Mr. Harris:

We have reviewed your response letter dated December 18, 2008 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements for the Nine Months Ended September 30, 2008

7. Commitment, page 96

1.   We note your response to prior comment 2. Please address the following:

- Identify the Chinese citizen who wholly-owns Gao Da and the relationship of that Chinese citizen to you, if any. Also, tell us how the Chinese citizen was able to finance his/her investment of approximately US$140,000 in Gao Da.
- Explain why you have a $368,042 deposit with Gao Da.
- Discuss whether you have any other contractual arrangements in place with Gao Da or this Chinese citizen other than the 20-year contract which entitles you to utilize

certain wireless communications licenses of Gao Da. Also, discuss the nature and terms of any other contractual agreements.

- Provide more specific details of the consideration payable by you to Gao Da, such as the quarterly fee and the reimbursements for licensing fees and license renewals. Address whether you believe Gao Da is a pass-through entity based on the terms of your arrangement(s) with it.

- We note your statement on page 3 of the response that Gao Da has been acquiring initial provincial licenses in China in order to begin marketing its wireless services. Tell us whether Gao Da will be marketing, selling and providing wireless services and/or building its own network, ie. who will own and operate the network. Also, explain the business purpose of Gao Da.

- Tell us how you plan to generate revenue from your utilization of Gao Da's licenses.

* * * *

As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Kyle Moffatt, Accounting Branch Chief, at (202) 551-3836, if you have any questions regarding the above comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Michael A. Littman, Esq.
    Via facsimile: (303) 431-1567